                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                            JANUS CAPITAL GROUP, INC.
                       (formerly Stilwell Financial Inc.)
                                (Name of issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of class of securities)

                                    47102X105
                                   -----------
                                 (CUSIP number)

                       Joseph F. Mazzella, General Counsel
                        Highfields Capital Management LP

                              200 Clarendon Street
                                   Boston, MA

                                 (617) 850-7500

       (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 10, 2003
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
  CUSIP No. 47102X105                13D/A                 Page 2 of 8 pages
------------------------                                ------------------------
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Management LP

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            21,734,787
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8

     OWNED BY             None

                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10
                          None

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.1% (1)

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

--------------------------------------------------------------------------------

(1) All percentages herein are based upon the Issuer's announcement that issued and outstanding shares of Common Stock increased to approximately 239,100,000 as of March 12, 2003.

------------------------                                ------------------------
  CUSIP No. 47102X105                   13D/A              Page 3 of 8 pages
------------------------                                ------------------------
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields GP LLC

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            21,734,787
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8

     OWNED BY             None

                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10
                          None

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.1% (1)

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

--------------------------------------------------------------------------------


(1) All percentages herein are based upon the Issuer's announcement that issued and outstanding shares of Common Stock increased to approximately 239,100,000 as of March 12, 2003.

------------------------                                ------------------------
  CUSIP No. 47102X105                  13D/A               Page 4 of 8 pages
------------------------                                ------------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Highfields Capital Ltd.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Cayman Islands, B.W.I.

--------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            15,124,339
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8

     OWNED BY             None

                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,124,339

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10
                          None

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,124,339

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                             [-]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3% (1)

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

--------------------------------------------------------------------------------

    (1) All percentages herein are based upon the Issuer's announcement that issued and outstanding shares of Common Stock increased to approximately 239,100,000 as of March 12, 2003.

------------------------                                ------------------------
  CUSIP No. 47102X105                   13D/A              Page 5 of 8 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Jonathon S. Jacobson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            21,734,787
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8

     OWNED BY             None

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10
                          None

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.1% (1)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------


(1) All percentages herein are based upon the Issuer's announcement that issued and outstanding shares of Common Stock increased to approximately 239,100,000 as of March 12, 2003.

------------------------                                ------------------------
  CUSIP No. 47102X105                   13D/A              Page 6 of 8 pages
------------------------                                ------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Richard L. Grubman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7
     NUMBER OF            21,734,787
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8

     OWNED BY             None

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,734,787

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10
                          None

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,734,787

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.1% (1)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

(1) All percentages herein are based upon the Issuer's announcement that issued and outstanding shares of Common Stock increased to approximately 239,100,000 as of March 12, 2003.

------------------------                                ------------------------
  CUSIP No. 47102X105                  13D/A               Page 7 of 8 pages
------------------------                                ------------------------

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the Statement on Schedule 13D, filed on November 7, 2002, by Highfields Capital Management LP, Highfields GP LLC, Highfields Capital Ltd., Jonathon S. Jacobson and Richard L. Grubman, as amended on November 25, 2002, December 2, 2002, December 13, 2002, December 16, 2002 and January 24, 2003 (the "Schedule 13D")as regards the common stock of Stilwell Financial Inc., subsequently renamed Janus Capital Group, Inc. by reason of a merger effected on January 1, 2003. This Amendment No. 6 is being filed to supplement Item 4 hereof. Except as herein supplemented or amended, all other information in the
Schedule 13D is as set forth therein. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

         By letter dated April 10, 2003, the Reporting Persons informed the Issuer that at the Issuer's Annual Meeting of Shareholders on May 8, 2003, the Reporting Persons would (a) vote against approval of the new Janus Capital Group Inc. Management Incentive Plan, (b) vote against approval of the proposed performance measures under the Janus Capital Group Inc. 1998 Long Term Incentive Plan, as amended, and (c) vote against election of all three nominees for election to the Issuer's Board of Directors.

         A copy of such letter is attached hereto as Exhibit 99.2

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this Schedule 13D.

         Exhibit 99.2 Letter from Highfields to Landon Rowland,
                      Chairman of the Board, dated April 10, 2003.

-----------------------                                ------------------------
  CUSIP No. 47102X105                13D/A                Page 8 of 8 pages
-----------------------                                ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2003             HIGHFIELDS CAPITAL MANAGEMENT LP

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  HIGHFIELDS GP LLC

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  HIGHFIELDS CAPITAL LTD.

                                  By: Highfields Capital Management LP,
                                        its Investment Manager

                                  By: Highfields GP LLC, its General Partner

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Authorized Signatory
                                  ---------------------------------------------
                                  Name/Title

                                  JONATHON S. JACOBSON

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature

                                  Richard L. Grubman, Attorney-in-fact
                                  ---------------------------------------------
                                  Name/Title

                                  RICHARD L. GRUBMAN

                                  /s/ Richard L. Grubman
                                  ---------------------------------------------
                                  Signature